                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                                 Amendment No. 1

                           Exact Sciences Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    30063P105
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      | |   Rule 13d-1(b)

      | |   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  30063P105

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Greylock Equity Limited Partnership
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -1,109.063-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -1,109.063-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -1,109.063-
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.82%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 pages

CUSIP No.  30063P105

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Greylock Equity GP Limited Partnership
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -1,109.063-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -1,109.063-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -1,109.063-
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.82%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 8 pages

CUSIP No.  30063P105

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Henry F. McCance
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -1,109.063-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -1,109.063-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -1,109.063-
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.82%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 8 pages
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Item 1(a)   Name of Issuer:

            Exact Sciences Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            63 Great Road
            Maynard, MA 01754

Item 2(a)   Name of Person Filing:

            Greylock Equity Limited Partnership ("GELP"); Greylock Equity GP Limited Partnership ("GEGPLP"), the General Partner of GELP; and Henry F. McCance, the Managing General Partner of GEGPLP ("Managing Partner").

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            The address of the reporting persons is:

            880 Winter Street
            Waltham, Massachusetts  02451

Item 2(c)   Citizenship:

            GELP is a limited partnership organized under the laws of the State of Delaware. GEGPLP is a limited partnership organized under the laws of the State of Delaware. Mr. McCance is a citizen of the United States.

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.01 per share (the "Common Stock").

Item 2(e)   CUSIP Number:

            30063P105

Item 3      Description of Person Filing:

            Not applicable.

Item 4      Ownership:

            (a)   Amount Beneficially Owned:

                  GELP is the record holder of 1,109,063 shares of Common Stock and may be deemed to beneficially own the 1,109,063 shares of Common Stock held of record by GELP. GEGPLP, as General Partner of GELP, may be deemed to beneficially own the 1,109,063 shares of Common Stock held of record by GELP. Mr. McCance, as the Managing General Partner of GEGPLP, may be deemed to beneficially own the 1,109,063 shares of Common Stock held of record by GELP. The filing of this statement shall not be construed as an admission that any of the reporting persons are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered under this statement.


                               Page 5 of 8 pages

            (b)   Percent of Class:

                  GELP:                     5.82%
                  GEGPLP:                   5.82%
                  Mr. McCance:              5.82%

            (c)   Number of Shares as to which the person has:

                  (i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

                  GELP may be deemed to have sole power to vote and dispose of 1,109,063 shares of Common Stock. GEGPLP, as the general partner of GELP, may be deemed to have sole power to vote and dispose of the 1,109,063 shares of Common Stock held of record by GELP and Mr. McCance, as the Managing General Partner of GEGPLP, may be deemed to have sole power to vote the 1,109,063 shares of Common Stock held of record by GELP.

Item 5      Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following | |.

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable.

Item 8      Identification and Classification of Members of the Group:

            Not applicable.

Item 9      Notice of Dissolution of Group:

            Not applicable.

Item 10     Certification:

            Not applicable.


                               Page 6 of 8 pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 11, 2003.

                                GREYLOCK EQUITY LIMITED PARTNERSHIP

                                By:  Greylock Equity GP Limited Partnership
                                     General Partner

                                     By: /s/ Henry F. McCance
                                        ----------------------------------------
                                         Henry F. McCance
                                         Managing General Partner


                                GREYLOCK EQUITY GP LIMITED PARTNERSHIP

                                By: /s/ Henry F. McCance
                                   ---------------------------------------------
                                     Henry F. McCance
                                     Managing General Partner


                                /s/ Henry F. McCance
                                ------------------------------------------------
                                Henry F. McCance


                               Page 7 of 8 pages
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                                                                       Exhibit I

                                    AGREEMENT

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Exact Sciences Corporation.

      EXECUTED as a sealed instrument this 11th day of February, 2003.

                                   GREYLOCK EQUITY LIMITED PARTNERSHIP

                                   By:  Greylock Equity GP Limited Partnership
                                        General Partner

                                        By: /s/ Henry F. McCance
                                           -------------------------------------
                                            Henry F. McCance
                                            Managing General Partner


                                   GREYLOCK EQUITY GP LIMITED PARTNERSHIP

                                   By: /s/ Henry F. McCance
                                      ------------------------------------------
                                        Henry F. McCance
                                        Managing General Partner

                                   /s/ Henry F. McCance
                                   ---------------------------------------------
                                   Henry F. McCance


                               Page 8 of 8 pages